UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025.

Commission File Number 001-42767

J-Star Holding Co., Ltd.

(Translation of registrant’s name into English)

7/F-1, No. 633, Sec. 2, Taiwan Blvd.,

Xitun District, Taichung City 407,

Taiwan (R.O.C.)

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F

J-Star Holding Co., Ltd. Announces Unaudited Interim 2025 Financial Results

J-Star Holding Co., Ltd. (“J-Star” or the “Company”) (Nasdaq: YMAT), a company which develops and commercializes the technology on carbon reinforcement and resin systems and with operations conducted through subsidiaries in Taiwan, Hong Kong, and Samoa with its headquarters in Taiwan, today announced its unaudited financial results for the six months ended June 30, 2025.

J-Star Holding Co., Ltd. and its Subsidiaries

Interim Condensed Consolidated Balance Sheets

Expressed in United States Dollars

	As of June 30,	As of December 31,
	2025	2024
Assets	(Unaudited)	(Audited)
Current assets
Cash and cash equivalents	$909,995	$649,106
Current financial assets at amortized cost	611,427	574,391
Accounts receivable, net	7,512,294	1,277,928
Accounts receivable due from related parties, net	5,482,668	5,029,583
Other receivables	1,762,648	1,952,834
Others receivables due from related parties	805,527	526,882
Inventories, net	830,461	555,680
Prepayments	618,243	519,817
Prepayment to a related party	2,110,639	-
Guarantee deposits - Current assets	149,189	-
Deferred IPO Cost	1,762,434	1,623,627
Current assets	22,555,525	12,709,848
Non-current assets
Non-current financial assets at fair value through other comprehensive income	1,789,804	1,789,804
Long-term receivables from related parties	8,300,723	8,300,723
Property, plant, and equipment, net	532,853	451,742
Right-of-use assets, net	183,056	164,140
Intangible assets, net	15,557	2,572
Deferred tax assets, net	431,375	433,800
Guarantee deposits - Non-current assets	59,064	133,390
Other non-current assets	438,656	390,363
Non-current assets	11,751,088	11,666,534
Total assets	$34,306,613	$24,376,382
Liabilities and Equity
Current liabilities
Short-term loans	$13,173,145	$8,999,751
Long-term loans due within one year	516,444	42,478
Contract liabilities	193,583	107,786
Accounts payable	5,780,818	209,567
Other payables	348,388	802,840
Current tax liabilities	-	16,415
Current lease liabilities	146,909	163,775
Other current liabilities	26,422	28,235
Current liabilities	20,185,709	10,370,847
Non-current liabilities
Long-term loans	1,072,029	995,290
Deferred tax liabilities	20,128	10,982
Non-current lease liabilities	36,511	-
Non-current liabilities	1,128,668	1,006,272
Total liabilities	21,314,377	11,377,119
Equity
Equity attributable to owners of parent
Share capital	7,881,444	7,881,444
Capital surplus	7,913,602	7,847,746
Accumulated deficit	(3,232,143)	(3,237,380)
Accumulated other comprehensive income	429,333	507,453
Total equity	12,992,236	12,999,263
Total liabilities and equity	$34,306,613	$24,376,382

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J-Star Holding Co., Ltd. and its Subsidiaries

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income

Expressed in United States Dollars

	For the six months ended June 30
	2025	2024
Operating revenue	$10,588,835	$8,098,739
Cost of revenue	(7,740,725)	(5,650,177)
Gross profit from operations	2,848,110	2,448,562
Operating expenses
Selling expenses	(607,807)	(645,251)
Administrative expenses	(1,620,373)	(924,572)
Research and development expenses	(466,351)	(297,959)
Reversal of expected credit losses	-	42,537
Operating expenses	(2,694,531)	(1,825,245)
Net operating income	153,579	623,317
Non-operating income and expenses
Other losses, net	(41,575)	(10,109)
Finance costs	(210,043)	(448,432)
Interest income	75,150	21,331
Foreign exchange gains	37,546	206,819
Non-operating expenses, net	(138,922)	(230,391)
Profit before income tax	14,657	392,926
Income tax (expense) credit	(9,420)	86,343
Profit after income tax	$5,237	$479,269
Components of other comprehensive loss that will be reclassified to profit or loss
Exchange differences on translation of foreign operations	(78,120)	(34,526)
Total comprehensive (loss) income	$(72,883)	$444,743

Basic and diluted
Earnings per share	$0.00	$0.03

Safe Harbor Statements

This filing contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as J-Star’s strategic and operational plans, contain forward-looking statements. J-Star may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about J-Star’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: changes in political, social and economic conditions, the regulatory environment, laws and regulations and interpretation thereof in the jurisdictions where we conduct business or expect to conduct business; the risk that we may be unable to realize our anticipated growth strategies and expected internal growth; its future business development, results of operations and financial condition; changes in the availability and cost of professional staff which we require to operate our business; changes in customers’ preferences and needs; changes in competitive conditions and our ability to compete under such conditions; changes in our future capital needs and the availability of financing and capital to fund such needs; changes in currency exchange rates or interest rates; projections of revenue, earnings, capital structure and other financial items; changes in our plan to enter into certain new business sectors; and other factors beyond our control. Further information regarding these and other risks is included in J-Star’s filings with the SEC. All information provided in this report and in the attachments is as of the date of this report, and J-Star undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Other Information

On December 18, 2025, the Company issued a press release entitled “J-Star Announces Interim Financial Results for the First Six Months of 2025.” A copy of the press release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated December 18, 2025

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2025	J-Star Holding Co., Ltd.

	By:	/s/ Sam Van
	Name:	Sam Van
	Title:	Chief Executive Officer

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